Budd Larner
A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY
SHORT HILLS, NEW JERSEY 07078-2703
973.379.4800
Fax 973.379.7734
www.buddlarner.com
March 18, 2011
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”) Form 20-F for Fiscal Year Ended March 31, 2010 Letter from Securities and Exchange Commission dated March 7, 2011 File No. 001-15182
Dear Mr. Rosenberg:
This firm serves as outside United States legal counsel to Dr. Reddy’s. We set forth below responses on behalf of Dr. Reddy’s to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 7, 2011 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”). For your convenience, your requests for supplemental information have been restated below in italics, followed by Dr. Reddy’s responses thereto. As noted below, Dr. Reddy’s proposes to make any enhancements to its disclosure in its next Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”).
Item 5. Operating and Financial Review and Prospects
Item 5.B Liquidity and Capital Resources, Page 77
1.	Please revise your disclosure to include an explanation for the changes in cash from/used in operating activities, investing activities and financing activities for all periods presented.
Response: The Staff’s comments are duly noted. Set forth below are explanations for the changes in cash from/used in operating activities, investing activities and financing activities for the years ended March 31, 2008, 2009 and 2010. In Dr. Reddy’s future filings, beginning in the 2011 Form 20-F, Dr. Reddy’s shall include explanations for changes in cash from/used in operating activities, investing activities and financing activities for all of the periods presented.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 18, 2011

Liquidity
The Company has primarily financed its operations through cash flows generated from operations and through short-term borrowings for working capital. The Company’s principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
The Company’s principal sources of short-term liquidity are internally generated funds and short-term borrowings, which the Company believes are sufficient to meet its working capital requirements and currently anticipated capital expenditures over the near term. As part of the Company’s growth strategy, it continues to review opportunities to acquire companies, complementary technologies or product rights. To fund the acquisition of betapharm in Germany in the year ended March 31, 2006, the Company borrowed Euro 400 million under a bank loan facility with a maturity period of five years.
The following table summarizes the Company’s statements of cash flows for the periods presented:

	Year Ended March 31,
	2010	2009	2008
	( in millions)
Net cash provided by/(used in):
Operating activities	13,226	4,505	6,528
Investing activities	(6,998)	(3,472)	(9,367)
Financing activities	(5,307)	(2,527)	(7,865)
Cash Flow from Operating Activities
The net result of the Company’s operating activities was a cash inflow of 13,226 million for the year ended March 31, 2010, as compared to a cash inflow of 4,505 million and 6,528 million for the years ended March 31, 2009 and 2008, respectively.
The net cash provided by the Company’s operating activities increased significantly during the year ended March 31, 2010, primarily due to the following reasons:
•
The Company’s business performance improved during the year ended March 31, 2010, resulting in earnings before interest expense, tax expense, depreciation, impairment and amortization of 14,939 million, as compared to 14,529 million and 9,656 million for the years ended March 31, 2009 and 2008, respectively.

•
During the year ended March 31, 2010, the Company’s accounts receivables collections improved and the Company had collected receivables due from sales of sumatriptan, which had been outstanding as at March 31, 2009. As a result, the Company’s receivables balance as at March 31, 2010 was 900 million less than the balance as at March 31, 2009. In contrast, the Company’s receivables balance as at March 31, 2009 had been 7,348 million higher than the balance as at March 31, 2008.

•	A smaller increase in the Company’s inventory during the year ended March 31, 2010 as compared to the year ended March 31, 2009.

2

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 18, 2011

The decrease in net cash provided by the Company’s operating activities from 6,528 million in the year ended March 31, 2008 to 4,505 million in the year ended March 31, 2009 was primarily due to a significant increase in its working capital balance, attributable to the increase in the Company’s receivables balance. Excluding the impact of impairment losses, the Company had a higher operating profit in the year ended March 31, 2009 compared to the year ended March 31, 2008.
•
The Company’s higher operating profit during the year ended March 31, 2009 was largely on account of high-margin sales generated by the launch of sumatriptan, its authorized generic version of Imitrex® in the United States, during such year. As a result of limited competition, the percentage margin for this product was above the Company’s average margin levels.

•
The above benefits of a higher operating profit were offset by an increase in the Company’s trade receivables position by 7,348 million on March 31, 2009 as compared to March 31, 2008. The Company launched sales of sumatriptan in November 2008. As a result of limited competition, this product generated significant sales during a short period, mostly occurring during the quarter ended March 31, 2009. In accordance with the Company’s average credit period for this product, a major part of the receivables generated from the sales in that quarter were not due until after the subsequent quarter, resulting in a substantial increase in the Company’s receivables as of March 31, 2009.

•
Inventory has increased by 1,939 million and 3,908 million for the year ended March 31, 2009 and 2008, respectively, as compared to the respective previous years. The higher increase in inventory during the year ended March 31, 2008 was on account of new product launches in that year.

•
The increase in the Company’s cash outflow as income tax paid by 1,259 million during the year ended March 31, 2009 as compared to March 31, 2008 was mainly due to the increase in profitability of the Company due to the launch of sumatriptan, the Company’s authorized generic version of Imitrex® in the United States.

Cash Flow from Investing Activities
The Company’s net cash used in investing activities during the year ended March 31, 2010 was 6,998 million, as compared to 3,472 million and 9,367 million during the years ended March 31, 2009 and 2008, respectively.
The Company’s net cash used by investing activities increased significantly during the year ended March 31, 2010, as compared to the year ended March 31, 2009, primarily due to the following reasons:
•
Net cash outflow on purchases of investment securities which were 3,009 million for the year ended March 31, 2010, as compared to net cash inflows of 4,377 million from sales of investment securities for the year ended March 31, 2009.

•
There were no cash outflows for acquisition of businesses during the year ended March 31, 2010, while the Company spent 3,089 million during the year ended March 31, 2009 to acquire the Dow Pharma Unit, the Shreveport facility and Jet Generici.

•
The Company’s cash outflows for investment in property, plant and equipment for the year ended March 31, 2010 were 4,129 million and were lower by 378 million as compared to the Company’s investments in the year ended March 31, 2009.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 18, 2011

The Company’s cash outflows from investing activities were significantly lower during the year ended March 31, 2009 as compared to the year ended March 31, 2008. This was primarily on account of the following:
•	The Company’s cash outflows for investment in property, plant and equipment were 4,507 million during the year ended March 31, 2009, as compared to 6,263 million in the year ended March 31, 2008.
•
The Company’s net cash inflows of 4,377 million from sales of investment securities in the year ended March 31, 2009, as compared to a net cash outflows of 3,382 million for the Company’s purchase of investment securities during the year ended March 31, 2008. As a result of the need to fund the Company’s acquisitions and other working capital needs, a large part of its investment securities portfolio was liquidated in the year ended March 31, 2009.

•
The Company’s cash outflows of 3,089 million and 372 million, respectively, for acquisitions of businesses and its equity accounted investee during the year ended March 31, 2009. There were no such acquisitions during the year ended March 31, 2008.

Cash Flows from Financing Activities
The Company had a net cash outflow of 5,307 million as a result of financing activities during the year ended March 31, 2010, as compared to a net cash outflow of 2,527 million and 7,865 million during the years ended March 31, 2009 and 2008, respectively.
The Company’s cash outflows as a result of financing activities primarily pertained to its repayment of long term debt amounting to 3,479 million, 1,925 million and 7,719 million (largely attributable to the repayment of debt for its betapharm acquisition) during the years ended March 31, 2010, 2009 and 2008, respectively, and 80 million was spent on the acquisition of non-controlling interests during the year ended March 31, 2010. The above were partly offset due to a reduction in the Company’s short term borrowings used to finance its working capital requirements during the year ended March 31, 2010.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 18, 2011

Principal obligations
The following table summarizes the Company’s principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2010:

	Payments due by period
	( in millions)
				More
Financial Contractual		Less than		than
Obligations	Total	1 year	1-5 years	5 years	Annual Interest Rate

Short-term borrowings from banks	5,604	5,604	—	—	5% for rupee borrowings and LIBOR + 40 — 75 bps for foreign currency denominated loans

Long term debt
From Indian Renewable Energy Development Agency*	1	1	—	—	2.00%
Foreign currency loan (for betapharm acquisition)	8,838	3,690	5,148	—	EURIBOR + 70 bps LIBOR + 70 bps

Total obligations	14,443	9,295	5,148	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between the Company and its subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.
The maturities of the Company’s short-term borrowings from banks vary from one month to approximately six months. The Company’s objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.
Cash and cash equivalents are held in Indian rupees, U.S. dollars, U.K. pounds sterling, Brazilian real, Euros, Russian roubles, South African rand, Hong Kong dollars, New Zealand dollars, Malaysian ringgits and Swiss francs.
As of March 31, 2010, 2009 and 2008, the Company had committed to spend approximately 2,948 million, 996 million and 1,552 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations.
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 18, 2011

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.
Respectfully submitted,
/s/ James F. Fitzsimmons, Esq.
James F. Fitzsimmons, Esq.

cc:	Umang Vohra (Dr. Reddy’s)
Sandeep Poddar (Dr. Reddy’s)
Jonathan Gray, Esq. (Budd Larner)